## Subsidiaries of the Registrant as of December 31, 2008

| SUBSIDIARIES OF REGISTRANT OR ORGANIZATION | STATE OF INCORPORATION |
|---|---|
| Acadia Partners Pipeline LLC | Louisiana |
| Acadia Power Holdings LLC | Louisiana |
| Acadia Power Partners, LLC | Delaware |
| Attala Transmission LLC | Louisiana |
| CLE Intrastate Pipeline Company LLC | Louisiana |
| Cleco Energy LLC | Texas |
| Cleco Evangeline LLC | Louisiana |
| Cleco Generation Services LLC | Louisiana |
| Cleco Innovations LLC | Louisiana |
| Cleco Katrina/Rita Hurricane Recovery Funding LLC | Louisiana |
| Cleco Marketing & Trading LLC | Louisiana |
| Cleco Midstream Resources LLC | Louisiana |
| Cleco Power LLC | Louisiana |
| Cleco Support Group LLC | Louisiana |
| DeSoto Pipeline Company, Inc. | Louisiana |
| Diversified Lands LLC | Louisiana |
| Four Square Production, LLC | Texas |
| Perryville Energy Holdings LLC | Louisiana |
| Perryville Energy Partners, L.L.C. | Delaware |